RAM Energy Resources, Inc.

Meridian Tower, Suite 650
5100 East Skelly Drive
Tulsa, Oklahoma 74135-6549
918.663.2800 FAX 918.663.9540
December 4, 2009
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Ms. Joanna Lam
Re:	RAM Energy Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 12, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 7, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 6, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 5, 2009
File No. 000-50682
Ladies and Gentlemen:
     As confirmed in our phone conversation on December 3, 2009, the following attachments are provided and edgarized as red-lined correspondence:
     Form 10-K/A for the Fiscal Year Ended December 31, 2008
     Form 10-Q/A for the Fiscal Quarter Ended March 31, 2009
     Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009
     Form 10-Q/A for the Fiscal Quarter Ended September 30, 2009
The Form 10-K/A includes the changes to Items 9A and 11, as suggested by you and Sean Donahue in phone conversations earlier this week. We will also edgarize and file these forms clean for the public.
     We believe the Forms 10-K/A and 10-Q/A satisfy all comments received.
          The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, RAM Energy Resources, Inc.
By	/s/ G. Les Austin
G. Les Austin,
Senior Vice President and Chief Financial Officer